Unofficial English Translation of Press Release Dated December 23, 2003

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  NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN THE UNITED STATES OF AMERICA

        Banco de Galicia y Buenos Aires S.A. Launches Exchange Offer and
             APE Solicitation for its 9% Notes due 2003 and Step Up
                          Floating Rate Notes due 2002

                    ISIN 059538AC29 / 059538AG33 / P09669BA29
                     CUSIP 059538AC2 / 059538AG3 / P09669BA2

The Offer and the APE solicitation will expire at 3:00 p.m., New York City time, on February 18, 2004 (unless extended)

BUENOS AIRES, December 23, 2003 - Banco de Galicia y Buenos Aires S.A., a corporation organized under the laws of the Republic of Argentina (Buenos Aires Stock Exchange: GALI, the "Bank" or the "Company"), today announced that it is commencing an offer to exchange for cash, Bonos del Gobierno Nacional due August 3, 2012 issued by the Republic of Argentina ("BODEN 2012"), or new securities described below its 9% Notes due 2003 and Step Up Floating Rate Notes due 2002 (together, the "Existing Notes"), upon the terms and subject to the conditions set forth in the Pricing Supplement, dated December 23, 2003 (the "Pricing Supplement"), and in the related electronic letter of transmittal and authorization (the "Letter of Transmittal and Authorization" and, together with the Pricing Supplement, the "Offer").

In the first step to the Offer, the Bank is offering eligible holders the option to exchange their Existing Notes for units (the "Units"), with a total principal amount equal to 100% of the principal amount of the Existing Notes. Seventy-five percent of the Units will be comprised of the Bank's U.S. dollar-denominated notes due 2014 ("Notes due 2014") and 25% of the Bank's U.S. dollar-denominated subordinated notes due 2019 ("Notes due 2019").

The Bank is also offering eligible holders the option to participate simultaneously in a second step to the Offer, in which eligible holders participating in the first step would be able to trade their Units for either:
(i) a combination of the Bank's U.S. dollar-denominated notes due 2010 ("Notes due 2010" and the Notes due 2010, together with the Notes due 2014 and the Notes due 2019, the "New Notes") and restricted preferred shares of Grupo Financiero Galicia S.A., a corporation organized under the laws of Argentina and the Bank's parent company (Buenos Aires Stock Exchange/Nasdaq: GGAL, "Grupo Galicia"), which will be mandatorily convertible into restricted class B shares of Grupo Galicia on the first anniversary of their issuance or, if earlier, upon the occurrence of a change in control of Grupo Galicia (or a combination of preferred shares and cash, if any, as described in the Pricing Supplement) (the "Equity Participation Option"); (ii) Notes due 2014 (the "Long Term Note Option"); (iii) cash (the "Cash Option"); or (iv) BODEN 2012 (the "BODEN Option"), subject in each case to proration in accordance with the terms set forth in the Pricing Supplement. Holders that elect the Equity Participation Option will receive new securities with a lower face value than their Existing Notes,; holders that elect the Cash Option will receive cash in an amount less than the face value of their Existing Notes and holders that elect the BODEN Option will receive BODEN 2012 with a lower face value than their Existing Notes, in each case, as described in the Pricing Supplement.

The Bank also is offering eligible holders the ability to re-tender any units, which, due to proration, are not accepted for exchange in their first election in the second step offers for an alternative second step offer, on the conditions set forth in the Pricing Supplement.

Eligible holders participating in the Offer will also receive cash and additional Units in amounts determined as described in the Pricing Supplement in lieu of accrued and unpaid interest in respect of Existing Notes accepted for exchange.

The Bank is also requesting authorizations to file an Acuerdo Preventivo Extrajudicial (an "APE") that will allow it to petition an Argentine bankruptcy court to approve the APE, which if approved would compel holders of Existing Notes and the Bank's bank, multilateral agency and trade finance creditors (the "Bank Creditors") that did not participate in the Offer and the concurrent bank debt restructuring referred to below to receive Units or similar instruments in exchange for their indebtedness.

As of the date hereof, there is an aggregate principal amount of US$350 million of Existing Notes outstanding, none of which is held by the Bank or its affiliates. The Bank is currently in default on the Existing Notes and most of its foreign debt, including approximately US$1,015.5 million principal amount outstanding under loans with its Bank Creditors (the "Bank Debt"). The Offer and APE solicitation are made as part of a comprehensive restructuring of the Bank Debt (the "Bank Debt Restructuring") and debt to the Argentine Central Bank.

The Bank previously announced that on November 25, 2003, it entered into a nonbinding agreement in principle (the "Agreement in Principle") with the members of an ad hoc steering committee representing the Bank's principal Bank Creditors setting forth the principal terms of its proposed Bank Debt Restructuring. Prior to, or simultaneously with, announcing the expiration of the Offer, the Bank expects to execute binding agreements with its Bank Creditors to implement the Bank Debt Restructuring. While the final terms and conditions of the Bank Debt Restructuring are not yet certain and may be modified or supplemented as a result of ongoing discussions and negotiations with the Bank Creditors, the Bank expects the Bank Debt Restructuring will be on economic terms substantially similar to those of the Offer (contingent upon successful settlement of the Offer) and the consideration delivered to holders of the Bank's Bank Debt (other than certain trade finance creditors, which may receive consideration as described in the Pricing Supplement) that participate in the Bank Debt Restructuring will be comprised of either the cash and securities available in the Offer or similar instruments.

On November 28, 2003, the Unidad de Reestructuracion del Sistema Financiero (the Financial System's Restructuring Unit) informed the Bank that pursuant to its Resolution No. 1, dated November 27, 2003, it had authorized the Argentine Central Bank to extend the maturity of the Bank's debt with the Argentine Central Bank for liquidity support in accordance with the provisions of Decree No.1262/03. In addition, pursuant to Argentine Central Bank Communique "A" 3940, the restructuring of the Bank's debt with the Argentine Central Bank for liquidity support also requires the Argentine Central Bank's prior approval of the proposed terms and conditions of the Bank Debt Restructuring and that the Bank consummate the Bank Debt Restructuring as approved. On December 3, 2003 the Argentine Central Bank informed the Bank that it had issued Resolution No.460/03 approving the terms and conditions of the proposed Bank Debt Restructuring described in the Agreement in Principle.

The Offer and the APE solicitation will expire at 3:00 p.m., New York City time, on February 18, 2004, unless they are extended by the Bank in its discretion.

The Bank intends to complete the Bank Debt Restructuring and the Offer if at least 95% of the aggregate principal amount of all Existing Notes and Bank Debt is validly tendered and not revoked prior to the expiration date pursuant to the terms of the Bank Debt Restructuring and the Offer.

Founded in 1905, the Bank is one of the largest private-sector banks in the Argentine financial system and a leading financial services provider in the country. As a universal bank, through affiliated companies and a variety of distribution channels, Banco Galicia offers a full spectrum of financial services to individuals and corporates.


THE INFORMATION CONTAINED HEREIN IS NOT FOR PUBLICATION OR DISTRIBUTION INTO THE UNITED STATES. THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT INTENDED, AND SHOULD NOT BE CONSTRUED, AS AN OFFER OF SECURITIES FOR SALE INTO THE UNITED STATES. THE SECURITIES DESCRIBED HEREIN HAVE NOT BEEN AND, EXCEPT AS DESCRIBED BELOW, WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE LAWS OF ANY STATE, AND, ABSENT REGISTRATION UNDER THE SECURITIES ACT, MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES, EXCEPT PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND APPLICABLE STATE LAWS. AS MORE FULLY DESCRIBED IN THE PRICING SUPPLEMENT, GRUPO GALICIA INTENDS TO REGISTER UNDER

THE SECURITIES ACT RESALES OF THE CLASS B SHARES TO BE ISSUED UPON CONVERSION OF THE PREFERRED SHARES IN ACCORDANCE WITH THE TERMS SET FORTH THEREIN. ANY PUBLIC OFFERING OF THE CLASS B SHARES IN THE UNITED STATES WILL BE MADE BY MEANS OF A PROSPECTUS THAT MAY BE OBTAINED FROM THE SELLING SECURITY HOLDERS THAT WILL CONTAIN DETAILED INFORMATION ABOUT GRUPO GALICIA AND ITS MANAGEMENT AS WELL AS ITS FINANCIAL STATEMENTS.

THE INFORMATION CONTAINED HEREIN SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THE SECURITIES REFERRED TO HEREIN, IN ANY JURISDICTION IN FROM REGISTRATION OR QUALIFICATION UNDER THE SECURITIES WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION, EXEMPTION LAW OF ANY SUCH JURISDICTION.

THE OFFERING OF THE NEW NOTES AND BODEN 2012 IS BEING MADE IN ARGENTINA BY A SEPARATE PRICING SUPPLEMENT IN SPANISH. THE OFFERING IN ARGENTINA OF THE PREFERRED SHARES IS BEING MADE BY AN EQUITY PROSPECTUS IN SPANISH. AS OF THE DATE HEREOF THE COMISION NACIONAL DE VALORES (THE "CNV") HAS NOT APPROVED THE PUBLIC OFFERING OF THE PROGRAM UNDER WHICH THE NEW NOTES WILL BE ISSUED, THE NEW NOTES OR THE PREFERRED SHARES IN ARGENTINA. THE ARGENTINE PRELIMINARY PRICING SUPPLEMENT AND THE ARGENTINE PRELIMINARY EQUITY PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR AN INVITATION TO MAKE OFFERS TO PURCHASE, AND NO PURCHASE OF THE SECURITIES REFERRED IN SUCH ARGENTINE PRELIMINARY PRICING SUPPLEMENT AND PRELIMINARY EQUITY PROSPECTUS MAY BE MADE UNTIL THE PUBLIC OFFER OF THE SECURITIES HAS BEEN APPROVED BY THE CNV.